OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: March 31, 2016
Estimated average burden
Hours per response..............12.00

SECURITIES AND EX[illegible] 16021563 [illegible]sing
Washington, D.C. 20549

SEC FILE NUMBER
8-18248

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

JUL 05 2016
Washington DC
412

FACING PAGE

Confidential Treatment Requested

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) to 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TIMECAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station (City) New York (State) 11778 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James (631) 331-1400
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BMKR, LLP
(Name – *if individual, state last, first, middle name*)

1200 VETERANS MEMORIAL HWY (Address) SUITE 350 (City) SUITE 350 HAUPPAUGE (State) NY 11788 (Zip Code)

2016 JUL -5 PM 4:08
SEC RECEIVED

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alex J. Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TimeCapital Securities Corporation, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLETTA DAUM
Notary Public, State of New York
No. 01DA6226723
Qualified in Suffolk County
Commission Expires August 16, 2018

Signature

V.P.
Title

Subscribed and sworn to before me this
26th day of May 2016
Nicoletta Daum
Notary Public

This report* contains (check all applicable boxes)

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[ ] (c) Statement of Income.
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TIMECAPITAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

Form X-17a-5, Part III

Year ended March 31, 2016

PUBLIC

Per Rule 17a-5(e)(3)

TABLE OF CONTENTS

BMKR, LLP
Certified Public Accountants

1200 Veterans Memorial Hwy., Suite 350
Hauppauge, New York 11788

T 631 293-5000
F 631 234-4272
www.bmkr.com

Thomas G. Kober, CPA
Alfred M. Rizzo, CPA
Joseph Mortimer, CPA

Charles W. Blanchfield, CPA (Retired)
Bruce A. Meyer, CPA (Retired)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Time Capital Securities Corporation

We have audited the accompanying statement of financial condition of Time Capital Securities Corporation as of March 31, 2016, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Time Capital Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Time Capital Securities Corporation as of March 31, 2016, and the results of its operations and its cash flows for the year ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of net Capital has been subjected to audit procedures performed in conjunction with the audit of Time Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Time Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

BMKR LLP

BMKR LLP
Hauppauge, New York
May 19, 2016

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
March 31, 2016

ASSETS		
Cash and cash equivalents	$	416,005
Deposits with clearing broker		50,000
Receivables		9,303
Prepaid expenses		36,081
Intangible asset		501
Property, equipment and leasehold improvements		71,384
	$	583,274
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	264,887
COMMITMENTS AND CONTINGENCY		
STOCKHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding		40,000
Additional paid-in capital		397,487
Accumulated deficit		(119,100)
		318,387
	$	583,274

See notes to financial statements.

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF INCOME
Year Ended March 31, 2016

Revenues		
Commissions	$	1,193,062
Operating expense reimbursement		624,000
Interest and dividends		-
Total Revenues		1,817,062
Expenses		
Commissions		103,970
Management fees		616,650
Clearing and execution		268,702
Employee compensation and benefits		416,806
Auto		29,221
Rent		37,920
Telephone		9,154
Office supplies		30,417
Other operating		376,510
Total Expenses		1,889,350
Income Before Provision for Taxes		(72,288)
Provision for Taxes		1,875
Net Income	$	(74,163)

See notes to financial statements.

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended March 31, 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances - March 31, 2015	$ 40,000	$ 397,487	(44,937)	$ 392,550
Net Income			(74,163)	(74,163)
Balances - March 31, 2016	$ 40,000	$ 397,487	$ (119,100)	$ 318,387

See notes to financial statements.

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
Year Ended March 31, 2016

Cash Flows From Operating Activities		
Net income	$	(74,163)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		8,286
Bad debts		741
(Increase) Decrease in:		
Receivables		1,425
Prepaid expenses		2,385
Increase in:		
Accounts payable and accrued expenses		35,485
Net Cash Provided by Operating Activities		(25,841)
Cash Flows from Investing Activities		
Purchase of property and equipment		(3,736)
Net Cash Used by Investing Activities		(3,736)
Net Increase in Cash and Cash Equivalents		(29,577)
Cash and Cash Equivalents at Beginning of Year		445,582
Cash and Cash Equivalents at End of Year	$	416,005
Supplemental Disclosure of Cash Flows Information		
Cash Paid During the Year for:		
Income Taxes	$	1,875

See notes to financial statements.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2016

Note 1 - Nature of Business

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions

Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

Cash and Cash Equivalents

The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist solely of money market funds.

Receivables

Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2016, seven hundred and forty one dollars was considered uncollectible; provision for doubtful collections was made.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives which range from three to thirty nine years. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred.

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2016.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2016

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The U.S. federal and state income tax returns prior to 2011 are closed and management continually evaluates statutes of limitations, audits, proposed settlements, changes in law and authoritative rulings.

The Company accounts for the effect of any uncertain tax positions based on a "more-likely-than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. If applicable the company would recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and would include accrued interest and penalties with the related tax liability. There were no payments for interest and or penalties during 2015.

In addition to its tax status, the Company has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Company is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years.

The Company has federal and state net operating loss carry-forwards of approximately $36,600 available to offset future taxable income through 2036.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through the date of the report, which is the date the financial statements were available to be issued.

Note 3 - Deposits with Clearing Broker

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $50,000.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2016

Note 4 - Property, Equipment, and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$	36,024
Furniture and fixtures		13,596
Leasehold improvements		93,633
		143,253
Less: accumulated depreciation and amortization		71,869
	$	71,384

Note 5 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$	1,123
Less: accumulated amortization		622
	$	501

Amortization expense for the year ended March 31, 2016 was approximately $75. Amortization expense is estimated to be $75 per year for the next five years.

Note 6 - Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the Company of $624,000.

The Company pays a placement agent fee to its stockholders through a fee arrangement with an outside partnership. Total expense for the year ended March 31, 2016 was approximately $616,650.

Note 7 - Commitments and Contingency

Operating Leases

The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2016 was approximately $37,920. The Company also entered into a lease agreement for office equipment, expiring in December 2018.

Future minimum commitments under the aforementioned lease agreement are as follows:

TIMECAPITAL SECURITIES CORPORATION
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
March 31, 2016

Future minimum commitments under the aforementioned lease agreement are as follows:

Years ending March 31, 2017	$	11,604
2018		11,604
2019		8,703
	$	31,911

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2016, are not reasonably assured of being exercised.

Note 7 - Commitments and Contingency (continued)

Cash Concentration

The Company maintains cash in certain financial institutions that may exceed the FDIC insurance limit.

Note 8 – 401(k) Profit Sharing Plan

The Company has a 401(k) Profit Sharing Plan for eligible employees that meet certain age and service requirements. For the year ended March 31, 2016, employer contribution was $10,000.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2016, the Company has net capital of $209,379 which is $109,379 in excess of its required minimum net capital of $100,000 (the greater of $100,000 or 6.67% of $264,887 aggregate indebtedness). At March 31, 2016, the Company's net capital ratio is 1.265 to 1.